July 25, 2005

Ms. Jill Davis
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549-7010

Dear Ms. Davis:

We have reviewed your comments and questions received by fax on July 12, 2005, which are included on the following pages in bold type. Our response follows your question throughout. Please advise us if our response does not satisfy the inquiry.

We desire to provide financial reporting that fully complies with all applicable regulations and provides the investing public with the information it needs to make appropriate decisions. We appreciate your oversight role and your attitude of assisting us in this common goal. We also commend Ms. Regina Balderas for her prompt response to our questions during this process.

Form 10-K for the Fiscal Year Ended December 31, 2004
Physical Properties, page 14
1. Please remove your statement that indicates that your measure PV 10 Value of Estimated Future Net Revenues was calculated in accordance with SEC requirements.

Response:

We have reviewed your comment and believe a more appropriate reference would be, "The PV-10 value is prepared by an independent engineering consulting firm using constant prices and expenses, and differs from the standardized measure by the present value of estimated income taxes." We agree to remove the reference to SEC requirements from future filings on Form 10-K.

2. We note your disclosure of PV1O Value here and elsewhere in your document. Please address the following:
● Describe in greater detail, how the measure is calculated.
● Clarify whether or not the information used to calculate this ratio should be derived directly from data determined in accordance with SFAS 69;
● If the ratio does not use data determined in accordance with SFAS 69, please identify the source of the data;
● Indicate whether or not the ratio is a non-GAAP measure, as defined by Item 10(e)(2) of Regulation S-K;
● if the ratio is a non-GAAP measure, supplementally explain why it is appropriate to disclose it in Commission fi1ings based on the conditions identified in Item 10(e)(l)(ii) of Regulation S-K; and,

● if you determine that it is appropriate to disclose the non-GAAP measure in Commission filings, provide the disclosure required by Item 10(e)(l)(i) and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial measures, which can be located at http://www.sec.gov/divisions/corpfin/faqs /nongaapfaq.htm.

● Disclose how management uses this measure.
● Disclose the limitations of this measure.
● Indicate whether your measure is comparable to other like measures disclosed by other companies.

Response:

The disclosure of the present value of estimated future net revenues discounted at 10% ("PV-10") of approximately $80.8 million is based upon the Company's year-end reserve report prepared by DeGolyer and MacNaughton, an independent petroleum consulting firm, prepared in accordance with SFAS No. 69. Accordingly, the Company's estimates of proved reserves and PV-10 are net of estimated production, future development costs and future outflows related to asset retirement obligations and do not give effect to non-property related expenses, such as corporate general and administrative expenses, debt service and future income tax expenses or to depreciation, depletion and amortization.

Oil prices used in PV-10 are based on a December 31, 2004 Flint Hills South Texas Light Crude posted price of $38.50 per barrel, adjusted by lease for quality, transportation fees, regional price differentials and fixed price contracts for the life of each respective contract. Gas prices used in PV-10 are based on a December 31, 2004 Houston Ship Channel spot market price of $5.815 per MMBtu, adjusted by lease for energy content, transportation fees, and regional price differentials. Oil and gas prices are held constant. While the methodology is the same across companies, the reference price and adjustments will vary between companies based on conditions in their production areas.

The Company believes that the presentation of PV-10 is appropriate in its filings and is relevant and useful to its investors because it presents the discounted future net cash flows attributable to its proved reserves prior to taking into account corporate future income taxes and it is a useful measure for evaluating the relative monetary significance of the Company's oil and natural gas properties. Further, investors may utilize the measure as a basis for comparison of the relative size and value of the Company's reserves to other companies. The Company uses this measure when assessing the potential return on investment related to its oil and natural gas properties. However, PV-10 is not a substitute for the standardized measure. Our PV-10 value and the standardized measure of discounted future net cash flows do not purport to present the fair value of our natural gas and oil reserves. Because PV-10 may be considered a non-GAAP financial measure as defined in Item 10(e) of Regulation S-K, the Company will include in its future filings with the SEC, the disclosures required by Item 10(e) of Regulation S-K with respect to PV-10, including a reconciliation to the most directly comparable GAAP financial measure, how management uses the measure and why it is useful to investors. In addition, the Company will include in its future press releases the disclosure required by Regulation G with respect to PV-10.

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Selected Financial Data, page 19
3. Please remove your disclosure of net cash provided by operating activities in your filing. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

Response:

Per our discussion with you, this item was included in the letter in error. "Net cash provided by operating activities" is a required component of the Statement of Changes in Cash Flows, and the most commonly used GAAP measure of historical cash flows, and is the item we reconcile to when disclosing EBITDA and EBITDAX in our earnings releases. It will remain in our Selected Financial Data table. We will also add "Net cash used by investing activities" and "Net cash provided by financing activities to this table.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
4. We note your disclosure of your reserve replacement ratio. Please expand your disclosure to address each of the following:

● Describe how the ratio is calculated. We would expect the information used to calculate this ratio to be derived directly from the line items disclosed in the estimated proved reserve quantities, as required by paragraph 11 of SFAS 69.

● Identify the status of the proved reserves that are used to determine this ratio (e.g., proved developed vs. proved undeveloped). Note that this ratio should not be calculated using:
● non-proved reserve quantities, or,
● proved reserves that include proved reserves from consolidated entities combined with proved reserves attributable to investments accounted for using the equity method.

● Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, the availability of additional development capital and the installation of additional infrastructure.

● Indicate the time horizon of when the reserves are expected to be produced to provide investors a better understanding of when these reserves could ultimately be converted to cash inflows.
● Disclose how management uses this measure.
● Disclose the limitations of this measure.
● Indicate whether your measure is comparable to other like measures disclosed by other companies.

Response:

We will provide the following data as a footnote to the "Development" table in the Overview section of the MD&A in future filings on Form 10-K. "The reserve replacement ratio is calculated by dividing proved reserve additions, which includes extensions and discoveries, revisions to previous estimates and reserves purchased, as the numerator, by the sales volumes for the year as the denominator. For the drill bit only ratio, we exclude any purchased reserves from the numerator."

Your expectation is accurate. Only proved developed and proved undeveloped reserves are included in the calculation. We do not have reserves from equity method investments.

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Uncertainties regarding reserves are disclosed in Part I, Item 1 of our Form 10-K on page 13, in the "Certain Business Risks" section under the "Reliance on Estimates of Proved Reserves and Future Net Revenues: Depletion of Reserves" and "Depletion of Reserves" headings. We will provide a cross-reference to that discussion in future filings on Form 10-K.

The reserve report prepared by independent reservoir engineers indicates the last date of production is estimated to be July 2073. As disclosed in Item 2 of our Form 10-K on page 15, approximately 73% of that production is expected to be realized by year-end 2009. The table from page 15 will be summarized and disclosed in this section in future filings.

We will also add the following paragraphs to the Management's Discussion and Analysis section of our future filings on Form 10-K regarding reserve replacement:

Reserve Replacement

Historically we have added proved reserves due to both our drilling and acquisition activities. We believe we will continue to add reserves each year, however, external factors beyond our control, such as governmental regulations and commodity market factors, could limit our ability to drill wells and acquire proved properties in the future. We calculate and analyze reserve replacement ratios to use as benchmarks against our competitors. Oil and gas companies are judged by the investing public and management by how effective they are in replacing annual production, hence the need for said ratio. These ratios are limited in use by the inherent uncertainties in the reserve estimation process and other factors. Our reserve additions for each year are estimates. Reserve volumes can change over time, and, therefore cannot be absolutely known or verified until all volumes have been produced and a cumulative production total for a well or field can be calculated. Many factors will impact our ability to access these reserves, such as availability of capital, new and existing government regulations, competition within our industry, the requirement of new or upgraded infrastructure at the production site, and technological advances. See the "Certain Business Risks" section in Part I, Item 1 for further discussion of risks and uncertainties related to reserves.

Critical Accounting Policies and Estimates, page 29
Successful Efforts Method of Accounting
5. Please clarify your accounting policy for the sale of a partial interest in a proved property. Specifically address paragraph 46 of SFAS 19 in your response.

Response:

Our sales of partial interest in properties normally fall within the context of paragraph 44 or 45a of SFAS 19. No gain or loss is recognized until the final portion of our interest in the property is disposed of.

We will add the following paragraph to future filings on Form 10-K:

If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained. On the sale of an entire or partial interest in a proved property, the asset is relieved along with the corresponding accumulated depreciation, depletion, and amortization. When compared with the sales price a resulting gain or loss is recognized in income.

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Controls and Procedures, page 32

6. You state that there were no "significant changes" in your "internal controls" or in other factors that could "significantly affect" your controls subsequent to the date of their evaluation. Item 308(c) of Regulation S-K requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a- 15 or 15d-15 that occurred during the fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting." See also paragraph 4(d) of Regulation S-K, Item 601, Exhibit 31. Please revise your disclosure accordingly. This comment also applies to your Form l0-Q for the quarter ended March 31, 2005.

Response:

We agree that the use of the term "significant" was inappropriate in both the third and fourth sentences of this paragraph. In future filings, assuming the facts are true for those periods, these sentences will read as follows:

There have been no changes in the Company's internal controls or in other factors that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting subsequent to the date of their evaluation. There were no material weaknesses identified in the course of such review and evaluation and, therefore, no corrective measures were required.

7. You state in the first paragraph of your disclosure that there were no "significant material weaknesses" identified in the course of the review and evaluation of your disclosure controls and procedures. This statement suggests that you did identify material weaknesses but that you did not consider them " Please revise your statement in the first paragraph, if correct, to indicate that there were no material weaknesses identified in the course of such review and evaluation. Additionally, explain to us what you mean by your use of the term "minor weaknesses."

Response:
We will delete the reference to "significant" in future filings related to this discussion.

We agree to your point and suggestion (see our response to item #6). Our reference to "minor weaknesses" on page 31 related to certain recommendations by outside consultants to enhance our systems controls, all of which were implemented during 2004. These included 1) locking the door to the computer room (within which the equipment already resided in a locked cabinet); 2) more frequent updates to the network firewall; 3) more consistent intrusion testing; 4) use of formal checklists for upgrades, terminations, new users and reviews of system resources; 5) requiring passwords be reset more frequently. All of these processes were, and are, under the close supervision of the Controller and were, and are, performed by dedicated staff and/or outside consultants who are specialists in this field. Perhaps we should have eliminated the phrase from that sentence, resulting in the following sentence: "A number of improvements to process flow were made during the project, primarily related to systems."

These recommendations were not considered to be material weaknesses in our system, either individually or in the aggregate.

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Report of Independent Registered Public Accounting Firm, page F-l

8. We understand that your accountants are registered with the Public Company Accounting Oversight Board and are therefore required to comply with all its auditing and related professional practice standards. Note that effective for reports issued or reissued on or after May 24, 2004, the accountants' report must refer to the "standards of the Public Company Accounting Oversight Board (United States)." Please request your accountants to revise the report included in your filing. Refer to PCAOB Release No. 2003-025 and Commission Releases No. 34-49707 and FR-73.

Response:

Our independent auditor informed us on March 20, 2005 that they had discovered their oversight in updating the wording in their opinion. After discussion with management, they agreed that this oversight was similar to a clerical error and did not warrant the filing of an amended Form 10-K. They provided us with a corrected opinion for our files on March 21, 2005. A copy of this corrected opinion is included with this reply.

Financial Statements
Consolidated Statements of Operations, page F-4

9. We understand from the disclosures at pages F-8 and F-18 that you enter into derivative agreements to hedge your exposure to price fluctuations on natural gas and crude oil production. We note that you consider the Hedges on a case by case basis to determine the accounting treatment and that to date, you have not elected hedge accounting treatment; therefore, changes in the fair value of the derivative are recognized currently in earnings. Please explain why you have classified your unrealized gains and losses on derivatives as a component of "Other lncome(Expense)" as opposed to a component of "Revenues." Please explain the nature of these transactions and also tell is the impact, if any, that a reclassification of these amounts might have on the financial covenants associated with your debt agreements.

Response:

Our choice to place the Derivative Fair Value Loss in the Other Income(Expense) ("OIE") section was based on our research. The results of our research indicates that SFAS 133 does not give guidance on the location of this charge within the income statement. In reviewing recent filings for a number of companies in our industry that also had not elected hedge accounting for all or a portion of their derivatives, we found a variety of placements within the Income Statement. Since the gain or loss related to the fair market value for the derivatives relates to future periods and does not relate to revenues for the current period, we feel it fits more appropriately in the OIE section. The placement of this charge in Revenues or OIE has no impact on our financial covenants in our debt agreements.

As described in our Note K in the Form 10-K and Note 6 in the Form 10-Q, our derivatives are used to hedge the risk of commodity price declines for crude oil and natural gas for a set volume and time period. We believe they would qualify for Cash Flow hedge designation.

Consolidated Statements of Cash Flows, page F-6
10. Please remove your subtotal Net cash provided by operating activities, before changes in operating assets and liabilities as there is no provision for this presentation in SFAS 95.

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Response:

Our intention was to aid the reader in following the discussion in the Management's Discussion and Analysis section by showing this data point clearly on the face of the statement. In light of your comment, we will remove the subtotal from our statement for future filings.

Note A - Summary of Significant Accounting Policies, page F-7
Oil and Gas Properties, page F-7

11. We note from your disclosure that you capitalize 3-D seismic costs. Please explain why these are not expensed as incurred as they appear to represent exploration costs. Refer to paragraph 18 of SFAS 19. In your response, quantify the amounts capitalized during each of the financial statement period reported and the total amount capitalized as of each balance sheet date.

Response:

3-D seismic technology did not exist when SFAS 19 was written. The 3-D seismic data is utilized in a significantly broader manner than the previously available seismic data when SFAS 19 was written. The 3-D seismic data base is used to qualify reservoir size, is repeatedly returned to in subsequent periods for evaluation of recompletion opportunities for existing wells and to select locations for development wells. The database also is reprocessed as new techniques become available to further develop our existing producing reservoirs and over time is used to determine the movement of fluids through reservoirs. The vast majority of our drilling is developmental activity in the Maverick Basin of South Texas. This Basin has produced hydrocarbons from many different formations for several decades.

Paragraph 18 of SFAS 19 was written when geological and geophysical expenditures consisted primarily of the old "2-D seismic" technology. As noted above, 3-D seismic is a significant improvement in technology and provides a benefit to the Company for many years, as it is reprocessed repeatedly in subsequent periods to determine recompletion opportunities in existing wells and specific developmental well drilling locations. The 3-D seismic costs we have incurred are directly associated with capitalized leasehold acreage where significant proved reserves have already been assigned, and where many wells were already producing at the time the costs were incurred. (Such leasehold costs are also evaluated at least annually for impairment.) Accordingly, we believe capitalization of such costs is contemplated under paragraph 21(a) of SFAS 19, which in part states "Development costs are incurred to ... a. Gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites..."

The requested data is shown in the following table:
Period	Capitalized During Period	Balance at Period End
Year ended:
2004	$ 578,453	$3,091,031
2003	1,291,071	3,358,655
2002	1,806,171	2,772,738
Quarter ended:
3/31/05	88,933	2,375,717

Note L - Oil and Gas Producing Activities and Properties F-18
12. Please revise your disclosure of the standardized measure to remove the subtotal Future net cash inflows before income tax, as this subtotal is not contemplated by SFAS 69.

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Response:
We believe that the addition of a subtotal makes the table easier to read and understand. However, in light of your comment we will remove the subtotal from our footnote for future filings.

Closing Comments

Please respond to these comments within 10 business day: or tell us when you will provide us with a response. Please furnish a letter that keys our responses to our comments and provides any requested information. Detailed 1etters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided ill information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
● the company is responsible for the adequacy and accuracy of the disclosure in the filing;
● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
● the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

We agree that the Company is responsible for the adequacy and accuracy of the disclosures in the filing. We also acknowledge that our response to your questions does not foreclose on your rights to bring any action you believe to be appropriate, and that we may not use your comments as a defense in any proceeding initiated.

Sincerely,

/s/ P. Mark Stark
P. Mark Stark
Vice President and Chief
Financial Officer

cc: Ms. Regina Balderas

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